UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Minutes of the Extraordinary General Shareholders’ Meeting held on September 22, 2020

1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001- 39

NIRE 35.300.109.724

Minutes of the Extraordinary General Shareholders’ Meeting held on September 22, 2020

Date, Time and Location:

September 22, 2020, at 2:00 p.m., digital-only meeting, in compliance with article 4, paragraph 2nd, I, and article 21-C, paragraphs 2nd and 3rd of Comissão de Valores Mobiliários Instruction (“CVM Instruction”) nr 481, of December 17, 2009, as modified (“CVM Instruction 481”). Under article 4, paragraph 3rd CVM Instruction 481, this Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Meeting” and “Company”, respectively) shall be considered as held at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, zip-code 01317-910.

Attendance:

Participated in the Extraordinary General Meeting of the Company, as verified on the records of the electronic participation system available by the Company, under article 21-V, III of CVM Instruction 481, or through the remote voting ballot, pursuant to article 121, of the Brazilian Corporate Law and of the CVM Instruction 481, Shareholders representing 73.2% of the capital stock of the Company.

Also, participated: (i) the Chairman and the Vice-Chairman of the Board of Directors, Mr. Pedro Wongtschowski and Mr. Lucio de Castro Andrade Filho, respectivelly; (ii) the Chief Executive Officer and the Chief Financial and Investor Relations Officer, respectivelly, Mr. Frederico Pinheiro Fleury Curado and Mr. André Pires de Oliveira Dias; (iii) the Chairman of the Fiscal Council of the Company, Mr. Geraldo Toffanello.

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) and “Valor Econômico” on August 19, 20 and 21, 2020.

Chairman and Secretary of the Meeting:

Chairman – Marcelo Fernandez Trindade.

Secretary – André Brickmann Areno.

Agenda:

In accordance with the published Call Notice.

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Discussed and approved matters:

1. After the reading of the summary voting map with the vote cast through remote voting ballot, considering the more recent shares position in the Company’s books, which was displayed to the shareholders, under the paragraph 4 of the article 21-W of CVM Instruction 481, it was dismissed, by unanimous vote of the shareholders present, the reading of the documents related to the agenda of this Shareholders Meeting, since they are fully known by the Shareholders. Also, by unanimous vote of the shareholders present, it was approved the minutes of the Shareholders Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorized its publication omitting signatures, pursuant to paragraph 2nd of the same article. The voting instructions received at the Meeting were duly filed at the Company’s headquarters.

2. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, change of the number of the members that integrate Board of Directors for this mandate, from 10 (ten) to 11 (eleven) members.

3. Approved, by the majority of votes, without amendments or qualifications, according to the voting map attached as Annex I of these Minutes, the election of Mr. Alexandre Teixeira de Assumpção Saigh, Brazilian, married, accountant, holder of Identity Card RG nr 9.519.415 SSP/SP and enrolled in CPF/ME under the nº 116.834.178-79, resident and domiciled in the City of São Paulo, State of São Paulo with office located at Avenida Cidade Jardim, nr 803, 8th floor, zip-code 01453 000, to become a member of the Board of Directors, with term of office as the mandate of the other of the Board of Directors in office, namely until the Annual General Shareholders’ Meeting to be held in 2021 that will examine the documents referred in the Article 133 of the Brazilian Corporate Law, related to the year ended December 31, 2020.

General Notes and Closing:

•

The Chairman stated that (i) the matters of this Meeting were recorded, which will be filed in the Company’s headquarters, in compliance with article 21-E, sole paragraph of the CVM Instruction 480;  (ii) voting instructions were received, including the voting instruction of The Bank of New York Mellon, with the respectively vote cast, which will be filed in the Company’s headquarters, together with this Minutes; and (iii) after the Chairman’ request, none of the participants expressed their interest in changing the voting instructions sent through the remote voting ballot.

•

In compliance with article 21, paragraph 6 and article 30, paragraph 4 of the CVM Instruction 480/09, the total votes of approval, rejection or abstention in each item are included in the Appendix I, that shall be considered part of the present document.

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•	The Board of Director member hereby elected was previously consulted and declared that: (i) there are no ongoing impediments which would prevent him from exercising their activities in the designated offices, (ii) do not hold positions in companies which may be considered competitors of the Company and (iii) do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02. The new member hereby elected declares to be fully aware about the corporate policies of the Company, including the Material Notice Disclosure Policy and Securities Trading Policy.

As there were no further matters to be discussed, the Meeting was concluded, and the minutes were prepared, read, approved and duly signed by the participating shareholders, both through the digital platform and through remote voting ballot, which are considered signatory to this minutes, under article 21-V, paragraph 1st and 2nd of CVM Instruction 481.

CHAIRMAN AND SECRETARY OF THE MEETING PRESENT BY DIGITAL MEANS, UNDER ARTICLE 21-C, PARAGRAPH 5 OF CVM INSTRUCTION 481:

Chairman – Marcelo Fernandez Trindade

Secretary – André Brickmann Areno

SHAREHOLDERS PRESENT BY DIGITAL MEANS, UNDER ARTICLE 21-V, PARAGRAPH 1ST OF CVM INSTRUCTION 481:

ULTRA S.A. PARTICIPAÇÕES

LUCIO DE CASTRO ANDRADE FILHO

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

ROBERTO KUTSCHAT NETO

JOÃO BENJAMIN PAROLIN

MIGUEL ROTHMANN JARROS

HELANO PEREIRA GOMES

RODRIGO DE ALMEIDA PIZZINATTO

TABAJARA BERTELLI COSTA

JULIO CESAR NOGUEIRA

ANA PAULA SANTORO CORIA

JERONIMO JOSÉ MERLO DOS SANTOS

ANDRÉA CAMPOS SOARES

FLAVIO DO COUTO BEZERRA CAVALCANTI

MIGUEL LACERDA DE ALMEIDA

ANDRÉ LUIZ PEDRO BREGION

MARCELLO DE SIMONE

ANDRÉ PIRES DE OLIVEIRA DIAS

MARCELO PEREIRA MALTA DE ARAUJO

LUCIANA DOMAGALA

4

MONTEIRO ARANHA S.A.

BERGEN FUNDO DE INVESTIMENTO EM AÇÕES – BDR NÍVEL I – INVESTIMENTO NO EXTERIOR

SHAREHOLDERS EXERCING THE VOTE BY THE REMOTE VOTING BALLOT UNDER ARTICLE 21-F OF CVM INSTRUCTION 481:

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND

AMERICAN HEART ASSOCIATION, INC.

AQR EMERGING EQUITIES FUND LP

AQR FUNDS - AQR EMERGING MULTI-STYLE FUND

AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

AQR UCITS FUNDS

ARERO - DER WELTFONDS -NACHHALTIG

ARIZONA PSPRS TRUST

ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND

ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND

ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND

ARROWSTREET US GROUP TRUST

ASCENSION ALPHA FUND, LLC

ASSET MANAGEMENT EXCHANGE UCITS CCF

ASSOCIATION D B E D R D P E P D L V M

BELLSOUTH CORPORATION RFA VEBA TRUST

BERESFORD FUNDS PUBLIC LIMITED COMPANY

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

BLACKROCK ADVANTAGE ESG EMERGING MARKETS EQUITY FUND OF BLAC

BLACKROCK ADVANTAGE GLOBAL FUND INC

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LIFE LIMITED

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK STRATEGIC FUNDS - BLACKROCK E M ABSOLUTE RETURN F

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BLACKWELL PARTNERS LLC SERIES A

5

BLK MAGI FUND

BMO MSCI EMERGING MARKETS INDEX ETF

BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO

BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BRITISH COAL STAFF SUPERANNUATION SCHEME

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CDN ACWI ALPHA TILTS FUND

CENTRAL PROVIDENT FUND BOARD

CHALLENGE FUNDS

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

CHEVRON MASTER PENSION TRUST

CHEVRON UK PENSION PLAN

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITY OF EDMONTON EQUITY UNIT TRUST

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK DEFERRED COMPENSATION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

COLLEGE RETIREMENT EQUITIES FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

COMMONWEALTH BANK GROUP SUPER

COMMONWEALTH SUPERANNUATION CORPORATION

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

DB ADVISORS EMERGING MARKETS EQUITIES - PASSIVE

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DIVERSIFIED MARKETS (2010) POOLED FUND TRUST

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS ALPHA TILTS FUND

EMERGING MARKETS ALPHA TILTS FUND B

6

EMERGING MARKETS EQUITY ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMERGING MARKETS OPPORTUNITIES LR FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

FIDEICOMISO FAE

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FIDELITY SUSTAINABLE WORLD ETF

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

FTSE RAFI EMERGING INDEX NON-LENDABLE FUND

FUNDAMENTAL LOW V I E M EQUITY

FUTURE FUND BOARD OF GUARDIANS

GAM MULTISTOCK

GAM STAR FUND PLC

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GIVI GLOBAL EQUITY FUND

GLOBAL ALL CAP ALPHA TILTS FUND

GLOBAL ALPHA TILTS FUND A

GLOBAL ALPHA TILTS FUND B

GLOBAL EX-US ALPHA TILTS FUND

GLOBAL EX-US ALPHA TILTS FUND B

GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

GOVERNMENT EMPLOYEES SUPERANNUATION BOARD

GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND

H.E.S.T. AUSTRALIA LIMITED

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

HSBC EMERGING MARKETS POOLED FUND

7

IBM 401 (K) PLUS PLAN

ILLINOIS MUNICIPAL RETIREMENT FUND

IMPACT GLOBAL ALPHA TILTS NON-LENDABLE FUND B

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

INVESCO STRATEGIC EMERGING MARKETS ETF

INVESTERINGSFORENINGEN AL INVEST, U AKTEIR, E AL I U A, E

INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F - ACC. KL

INVESTERINGSFORENINGEN PROCAPTURE GLOBAL AC I FUND - ACC KL

INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST

IRISH LIFE ASSURANCE PLC

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES ESG MSCI EM ETF

ISHARES ESG MSCI EM LEADERS ETF

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES IV PUBLIC LIMITED COMPANY

ISHARES LATIN AMERICA 40 ETF

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

ISHARES PUBLIC LIMITED COMPANY

IVESCO FTSE RAFI EMERGING MARKETS ETF

JAPAN TRUSTEE SER BK, LTD. STB LM BR HIGH DIVIDEND E M FUND

JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU

JNL/MELLON EMERGING MARKETS INDEX FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

K INVESTMENTS SH LIMITED

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

8

KAPITALFORENINGEN UNIPENSION INVEST GLOBALE AKTIER IV

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

LEGAL GENERAL CCF

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

LEGAL GENERAL ICAV

LEGAL GENERAL INTERNATIONAL INDEX TRUST

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LELAND STANFORD JUNIOR UNIVERSITY

LGIASUPER TRUSTEE

LOCAL AUTHORITIES SUPERANNUATION FUND

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

MACQUARIE MULTI-FACTOR FUND

MANAGED PENSION FUNDS LIMITED

MARYLAND STATE RETIREMENT AND PENSION SYSTEM

MDPIM EMERGING MARKETS EQUITY POOL

MERCER EMERGING MARKETS SHARES FUND

MERCER OSS TRUST

MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

MINEWORKERS PENSION SCHEME

MINISTRY OF ECONOMY AND FINANCE

MIP ACTIVE STOCK MASTER PORTFOLIO

MOBIUS LIFE LIMITED

MOMENTUM INVESTMENT FUNDS SICAV-SIF

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND

MSCI ACWI EX-U.S. IMI INDEX FUND B2

MSCI EQUITY INDEX FUND B - BRAZIL

MULTI-MANAGER INTERNATIONAL EQUITY STRATEGIES FUND

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NAVARRO 1 FUND LLC

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NFS LIMITED

9

NN (L)

NN PARAPLUFONDS 1 N.V

NORGES BANK

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST UCITS FGR FUND

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

OLD WESTBURY LARGE CAP STRATEGIES FUND

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD

PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PENSIOENFONDS WERK EN (RE)INTERGRATIE

PEOPLE S BANK OF CHINA

PHILADELPHIA GAS WORKS PENSION PLAN

PICTET - EMERGING MARKETS INDEX

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

PIMCO FUNDS GLOBAL INVESTORS SERIES PLC

PIMCO RAE EMERGING MARKETS FUND LLC

PINEHURST PARTNERS, L.P.

POOL REINSURANCE COMPANY LIMITED

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC PENSION AGENCY

PUBLIC SECTOR PENSION INVESTMENT BOARD

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

QSUPER

RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY

ROCKFELLER BROTHERS FUND

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

10

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR MSCI ACWI LOW CARBON TARGET ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR SP EMERGING MARKETS ETF

SPDR SP EMERGING MARKETS FUND

SQUADRA TEXAS LLC

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

STANLIB FUNDS LIMITED

STATE OF IND PUBLIC EMPL RET FUND

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

STATE STREET ICAV

STATE STREET IRELAND UNIT TRUST

STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND

STICHING PENSIOENFONDS VOOR HUISARTSEN

STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE

STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING PENSIOENFONDS ING

STICHTING PENSIOENFONDS UWV

STICHTING PHILIPS PENSIOENFONDS

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

SUNSUPER SUPERANNUATION FUND

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT ALLOWANCES

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

TEOREMA FUNDO DE INVESTIMENTO EM ACOES

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF THE PENSION PROTECTION FUND

THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST

THE EMERGING M.S. OF THE DFA I.T.CO.

THE INCUBATION FUND, LTD.

11

THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY - G FN S S 5

THE PENSION RESERVES INVESTMENT MANAG.BOARD

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE SHELL CONTRIBUTORY PENSION FUND

THE TEXAS EDUCATION AGENCY

THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F

TRUST AND CUS SERVICES BANK, LTD. AS TRT HSBC BR NEW MO FD

UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST

UTAH STATE RETIREMENT SYSTEMS

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD INVESTMENT SERIES PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VKF INVESTMENTS LTD

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUN

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

WEST YORKSHIRE PENSION FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WM POOL - GLOBAL EQUITIESTRUST N 6

12

XTRACKERS

XTRACKERS (IE) PUBLIC LIMITED COMPANY

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

ABSOLUTO LLC

BRASILPREV BTG PACTUAL DISCOVERY PREVIDENCIA FUNDO DE INVEST

BTG PACTUAL ABSOLUTO BRASIL EQUITY FI RV

BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO

BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER FIA

BTG PACTUAL ABSOLUTO LS MASTER FIM

BTG PACTUAL ABSOLUTO MASTER FIA

BTG PACTUAL ABSOLUTO PREVIDENCIA FIA

BTG PACTUAL DISCOVERY FIM

BTG PACTUAL DISCOVERY INST MASTER FIM CP

BTG PACTUAL DISCOVERY PREVIDENCIA MASTER FUNDO DE INVESTIMEN

BTG PACTUAL DIVIDENDOS MASTER FIA

BTG PACTUAL HEDGE FIM

BTG PACTUAL HIGHLANDS FIM

BTG PACTUAL IBOVESPA INDEXADO FIA

BTG PACTUAL MULTI ACOES FIA

BTG PACTUAL MULTIMANAGER BBDC FIM

BTG PACTUAL MULTISTRATEGIES ADVANCED FIM

BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM

CANADIAN EAGLE PORTFOLIO LLC. (RV)

FIA AMIS

FUNDO DE INVESTIMENTO CAIXA BTG PACTUAL X 10 MULTIMERCADO LP

FUNDO DE INVESTIMENTO FUNPRESP MULTIMERCADO

SPX APACHE MASTER FIA

SPX FALCON MASTER FIA

SPX LANCER PREVIDENCIARIO FIM

SPX NIMITZ MASTER FIM

SPX PATRIOT MASTER FIA

SPX RAPTOR MASTER FI EXT MM CP

ASCESE FUNDO DE INVESTIMENTO EM ACOES

DYBRA FIA

DYC FUNDO DE INVESTIMENTO EM ACOES

DYNAMO BRASIL I LLC

DYNAMO BRASIL III LLC

DYNAMO BRASIL IX LLC

DYNAMO BRASIL V LLC

DYNAMO BRASIL VI LLC

DYNAMO BRASIL VIII LLC

DYNAMO BRASIL XIV LLC

DYNAMO BRASIL XV LLC

DYNAMO COUGAR FIA

SAO FERNANDO IV FIA

TNAD FUNDO DE INVESTIMENTOS EM ACOES

PATRIA PIPE MASTER FUNDO DE INVESTIMENTO EM ACOES

13

OTHER ATTENDENCES:

PEDRO WONGTSCHOWSKI – as Chairman of the Board of Directors of the Company.

LUCIO DE CASTRO ANDRADE FILHO - as Vice-Chairman of the Board of Directors.

FREDERICO PINHEIRO FLEURY CURADO – as Chief Executive Officer of the Company.

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer of the Company.

GERALDO TOFFANELLO – as Chairman of the Fiscal Concil.

14

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001- 39

NIRE 35.300.109.724

ANNEX I TO THE MINUTES OF EXTRAORDINARY GENERAL MEETING HELD ON SEPTEMBER 22, 2020

In accordance to CVM Instruction nr 480, of  December 7, 2009, with amendments to article 21, § 6 and article 30 § 4, the Company informs the total number of votes “for”, total number of votes “against” and total number of abstentions of each decision taken:

  Change of the number of members that integrate the Board of Directors:
Number of votes “in favor”	814,128,043 / 99.8 % of present shareholders
Number of votes “against”	732,402 / 0.1 % of present shareholders
Number of abstentions	833,235 / 0.1 % of present shareholders

  Election of member of the Board of Directors:
Number of votes “in favor”	813,270,166 / 99.7 % of present shareholders
Number of votes “against”	1,583,222 / 0.2 % of present shareholders
Number of abstentions	840,292 / 0.1 % of present shareholders

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2020

ULTRAPAR HOLDINGS INC.

By	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer